I, Chelinde Edouard certify that:

(1) the financial statements of MUSTWATCH LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of MUSTWATCH LLC included in this Form reflects accurately the information reported on the tax return for MUSTWATCH LLC filed for the fiscal year ended 12/31/2019.

Chelinde Edouard
CEO

9.30.2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.